ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF SEPTEMBER 26, 2024

DATE AND TIME: On September 26, 2024, at 12:00 p.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

The following proposals were approved for submission to the Company's General Extraordinary Meeting to be held on October, 31, 2024: (i) corporate restructuring that will result in the merger of IUPP S.A. ("IUPP") into the Company, with the purpose to transfer to the Company all activities currently carried out by IUPP, including the creation and management of a loyalty and rewards program and of an electronic platform for the intermediation of products and goods offer by third parties; and (ii) update the Stock Grant Plan, which consolidates the general rules of long-term incentive programs involving the granting of shares to management members and employees of the Company and its direct or indirect controlled companies.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), September 26, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board members.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer